                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SKYWAY COMMUNICATIONS HOLDING CORP.

                                  COMMON STOCK

                                   83088D 10 2
                                 (CUSIP NUMBER)

                        1680 Michigan Avenue, Suite 1000
                           Miami Beach, Florida 33139

                                February 13, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Persons (entities only):

    Michael D. Farkas

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)

(6) Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 26,323,576 (8,789,077 shares as of 2/13/01)

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 26,323,630 (8,789,077 shares as of 2/13/01)

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 26,323,630
     (8,789,077 shares as of 2/13/01)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 50.62% as of June 24,
     2003 46.22% as of February 13, 2001

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

        Skyway Communications Holdings, Corp.
        Common Stock, $.0001 par value.
        1680 Michigan Avenue, Suite 1000
        Miami Beach, Florida 33139

ITEM 2. IDENTITY AND BACKGROUND.

(a)   Name: Michael D. Farkas

(b)   Address: 1680 Michigan Avenue, Suite 1000
      Miami Beach, Florida 33139

(c)   Ten (10%) percent shareholder of Issuer

(d)   None.

(e)   None.

(f)   Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Michael D. Farkas, acquired 8,789,077 shares of the
Company pursuant to a spin off from i-Incubator.com, Inc. on February 13, 2001 and 14,006,038 shares as a conversion of debt into equity on March 14, 2002 and
4,221,318 shares as a conversion of debt to equity on April 17, 2003 and 350,000 shares as a conversion of debt to equity on June 2, 2003 and 2,330,493 shares for services rendered to the Company on June 24, 2003.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is based on the Issuer's status as a
Reporting Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Michael D. Farkas currently holds 26,323,630 of the issued and outstanding common shares of the Issuer, or 50.62% of the issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2003               /s/ MICHAEL D. FARKAS
                                      MICHAEL D. FARKAS